SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 7, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
May 31, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER ANNOUNCES LAUNCH OF SENIOR SECURED TERM LOAN
Vancouver, Canada — May 31, 2007 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced the launch of a senior secured term loan financing in the amount of CAD$115 million, to be issued in U.S. dollars. Ainsworth intends to use the net proceeds of the financing for working capital and general corporate purposes. This concludes a recent evaluation by Ainsworth of its financing alternatives in the unsecured and secured debt markets.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca